Exhibit 3

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

To the Shareholders of

Canadian Superior Energy Inc.

Under date of April 30, 2003, we reported on the balance sheets of Canadian Superior Energy Inc. as at December 31, 2002 and 2001 and the statements of earnings and retained earnings (deficit)  and cash flows for the years then ended included in the 2002 Annual Report.  These financial statements and our report thereon are included in the Form 40-F dated May 20, 2003  In connection with our audits of the aforementioned financial statements, we also have audited the related supplementary information note entitled Reconciliation with United States Generally Accepted Accounting Principles included in the Form 40-F.  This supplementary note is the responsibility of the company’s management.  Our responsibility is to express an opinion on the supplementary note based on our audit.

In our opinion, such supplementary note, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Brown Smith Owen LLP

Chartered Accountants

Calgary, Canada

May 20, 2003

CANADIAN SUPERIOR ENERGY INC.

Supplementary Information Note

Years ended December 31, 2002 and 2001

(Tabular amounts are in thousands of Canadian dollars except per share amounts)

The following supplemental information is provided in accordance with the Securities Exchange Act of 1934 as required for companies reporting on Form 40-F under the Multi-Jurisdictional Disclosure System.

Reconciliation with United States Generally Accepted Accounting Principles

The Company follows Canadian generally accepted accounting principles (Canadian GAAP) which differs in some respects with accounting principles in the United States (U.S. GAAP).  Significant differences in accounting principles that impact the Company’s financial statements are described below:

	2002	2001

Net earnings (loss) in accordance with Canadian generally accepted accounting principles, as reported	$(28,173)	$8,109

Flow through shares (a)
Income taxes	(9,669)	(4,167)

Property acquisitions (b)
Depletion, depreciation and amortization expense	330	127
Income taxes	(140)	(54)

Stock options (c)
General and administrative expense	—	(172)

Ceiling test (d)
Write down of oil and gas assets	6,000	—
Income taxes	(2,550)	—

Net earnings (loss) in accordance with United States generally accepted accounting principles	$(34,202)	$3,843

Net earnings (loss) per share in accordance with United States generally accepted accounting principles

Basic	$(0.62)	$0.09

Diluted	$(0.62)	$0.09

The application of U.S. GAAP results in the following differences to the following balance sheet items:

	2002		2001
	Canadian	United States	Canadian	United States

Oil and gas assets	$31,946	$33,855	$35,519	$31,098
Future income tax liability	5,213	8,170	14,824	15,091
Share capital	49,927	70,185	31,781	42,370
Retained earnings (deficit)	(17,057)	(38,363)	11,116	(4,161)

(a)                                  The Company finances a portion of its activities with flow through share issues whereby the tax deductions are renounced to the share subscribers.  The tax cost of the deductions renounced to shareholders is reflected as an increase in the future income tax liability and a reduction from the stated value of the shares.  For flow through shares issued after 1998, the SEC prescribed practice requires that share capital for flow through shares be stated at the quoted value of the shares at the date of issuance; the tax cost resulting from deduction renouncements, less any proceeds received in excess of the quoted value of the shares, must be included in the determination of the tax expense.

(b)                                 Property Acquisitions

In prior years, the Company recorded property acquisitions from related parties in exchange for common shares at the exchange amount. Under US GAAP, these related party acquisitions are recorded at the seller’s carrying amount. The resulting differences in the recorded carrying amounts of the properties results in differences in depletion, depreciation and amortization expense in subsequent years.

(c)                                  Stock Options

Certain recipients of options granted under the stock option plan were not employees or directors of the Company. Prior to 2002, the Company’s policy did not require that a cost be recorded when these grants were awarded. Under US GAAP, a fair value of grants awarded to consultants is recorded as a cost over the vesting period. A fair value of the grants awarded to consultants not directly related to acquisitions, exploration and development activities is recorded as a charge to administrative expenses and a credit to equity.

(d)                                 Ceiling Test

At December 31, 2002, the Corporation applied a ceiling test to its oil and gas assets using December 31, 2002 prices of:

Gas (per thousand cubic feet)	$6.00 CDN
Oil and natural gas liquids (per barrel)	$43.25 CDN

The application of the test resulted in a $43.0 million pre-tax reduction ($24.7 million after tax) in the carrying value of the Corporation’s oil and gas assets under Canadian GAAP.  For U.S. GAAP purposes, the test resulted in a $37.0 million pre-tax reduction ($21.3 million after tax) in the carrying value of the Corporation’s oil and gas assets.

(e)                                  Effective January 1, 2000 the Company adopted the liability method of accounting for income taxes for Canadian GAAP purposes.  The new standard was adopted retroactively without restating prior years.  This standard is substantially similar to the accounting standard for income taxes under U.S. GAAP; therefore, there is no material GAAP difference since the date of adoption.

Additional U.S. GAAP Disclosures

FAS 133

At times the Company will use derivative financial instruments to manage commodity price and interest rate exposures.  Effective January 1, 2001 the Company adopted the provisions of FAS 133 which requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value.  Gains or losses on derivatives that have not been designated as hedges, or were not effective as hedges, are included in income as they arise.

For derivatives designated as fair value hedges, changes in the fair value are recognized in income together with changes in the fair value of the hedged item.  For derivatives designated as cash flow hedges, changes in the fair value of the derivatives are recognized in other comprehensive income until the hedged items are recognized in income.  Any change in the fair value of the derivatives that are not effective in hedging the changes in future cash flows are included in income as they arise.

At December 31, 2002 and 2001 the Company did not have any derivative financial instruments.

FAS 123

FAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees.  As permitted by FAS 123, the Company elected to follow the intrinsic value method of accounting for stock-based compensation arrangements, as provided for in Accounting Principles Board Opinion 25.  Since all options were granted with exercise prices equal to the market price when the options were granted, no compensation expense has been charged to income at the time of the option grants.

Had compensation costs for the stock options been determined based on the fair market value at the grant dates of the awards and amortized on a straight line basis, consistent with methodology prescribed by FAS 123, the loss for the year ended December 31, 2002 would have increased by $365,000.  The weighted average fair market value of options granted in 2002 was $0.88 per option.  The fair value of each option granted was estimated on the date of grant using the Modified Black-Scholes option-pricing model with the following assumptions:  risk-free interest rate of 3.7%, volatility of 49% and expected life of ten years.

Business Combinations and Goodwill

In 2001, the Financial Accounting Standards Board issued SFAS 141 and SFAS 142.  Under the new standards, all business combinations initiated after June 30, 2001 must be accounted for by the purchase method, which may result in the recognition of goodwill.  Goodwill and other intangible assets with indefinite lives will no longer be amortized but will be subject to periodic impairment tests.  Adoption of these new standards was prospective and had no impact on the Company’s financial statements as at December 31, 2002 or December 31, 2001.

Accounting for Asset Retirement Obligations

In 2001, FASB issued SFAS 143.  SFAS 143 requires recognition of the fair value of the retirement obligation for long-lived tangible assets as a liability.  Retirement cost equal to the retirement liability is to be capitalized as part of the cost of the related capital asset and amortized to expense over the life of the asset.  This new standard is effective for fiscal years beginning on or after June 25, 2002.  Adoption of this standard may result in an increase in property, plant and equipment and future site restoration on the balance sheet but is not expected to have a material impact on income.

Accounting for the Impairment or Disposal of Long-Lived Assets

In 2001, FASB issued SFAS 144.  This standard supercedes SFAS 121 “Accounting for the Impairment of Long-Lived Assets to be Disposed of” and Accounting Principles Board Opinion 30 “Reporting Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”.  The standard requires that an impairment be recognized on long-lived assets when the expected undiscounted cash flows are less than the carrying amount.  The standard also addresses long-lived assets to be disposed of and discontinued operations.  Adoption of this standard is not expected to have a material impact on the Company’s financial statements.